UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                                (AMENDMENT NO.1)*

                       Endeavour International Corporation
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    29259G101
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                       (Continued on the Following Pages)

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Partners, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.0%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  LCG Select, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  176,261

7.       SOLE DISPOSITIVE POWER
                  0

8.       SHARED DISPOSITIVE POWER

                  176,261

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  176,261

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.2%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Partners Offshore, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  3,595,618

7.       SOLE DISPOSITIVE POWER
                  0

8.       SHARED DISPOSITIVE POWER

                  3,595,618

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  3,595,618

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.6%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  LCG Select, Offshore, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  800,548

7.       SOLE DISPOSITIVE POWER
                  0

8.       SHARED DISPOSITIVE POWER

                  800,548

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  800,548

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.1%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Group, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  4,993,542

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  4,993,542

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  4,993,542

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.2%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Management, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  4,993,542

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  4,993,542

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  4,993,542

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.2%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  LCG Holdings, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  176,261

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  176,261

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  176,261

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.2%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Christian Leone

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  4,993,542

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  4,993,542

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  4,993,542

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.2%

12.      TYPE OF REPORTING PERSON*

                  IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed pursuant to Rule 13d-2(b) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the shares of common stock (the "Common Stock") of Endeavour International Corporation (the "Issuer") beneficially owned by the Reporting Persons identified in Item 2(a) below as of December 31, 2005, and amends and supplements the Schedule 13G originally filed on September 6, 2005 (collectively, the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are:

     - Luxor Capital Partners, LP, a Delaware limited partnership ("Onshore Fund").

     - LCG Select, LLC, a Delaware limited liability company ("Select Onshore Fund").

     - Luxor Capital Partners Offshore, Ltd., a Cayman Island exempted company ("Offshore Fund").

     - LCG Select, Offshore, Ltd., a Cayman Islands exempted company ("Select Offshore Fund").

     - Luxor Capital Group, LP, a Delaware limited partnership ("Luxor Capital Group").

     - Luxor Management, LLC, a Delaware limited liability company ("Luxor Management").

     - LCG Holdings, LLC, a Delaware limited liability company ("LCG Holdings").

     - Christian Leone, a United States Citizen ("Mr. Leone").

Luxor Capital Group is the investment manager of the Onshore Fund, the Select Onshore Fund, the Offshore Fund and the Select Offshore Fund, and is also the manager of other separate accounts. Luxor Management is the general partner of Luxor Capital Group. Mr. Leone is the managing member of Luxor Management. LCG Holdings is the general partner of the Onshore Fund and the managing member of the Select Onshore Fund. Mr. Leone is the managing member of LCG Holdings.

Luxor Capital Group, Luxor Management and Mr. Leone may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund, the Select Onshore Fund, the Offshore Fund and the Select
Offshore Fund. LCG Holdings and Mr. Leone may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund and the Select Onshore Fund.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The business address of each of the Onshore Fund, the Select Onshore Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 767 Fifth Avenue, 19th Floor, New York, New York 10153.

     The business address of each of the Offshore Fund and the Select Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman Islands.

ITEM 2(c).      CITIZENSHIP:

     Mr. Leone is a citizen of the United States.

     Each of the Select Onshore Fund, Luxor Management and LCG Holdings is a limited liability company formed under the laws of the State of Delaware.

     Each of the Onshore Fund and Luxor Capital Group is a limited partnership formed under the laws of the State of Delaware.

     Each of the Offshore Fund and the Select Offshore Fund is a company formed under the laws of the Cayman Islands.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          (i) The Onshore Fund beneficially owns no shares of Common Stock.

          (ii) The Select Onshore Fund beneficially owns 176,261 shares of Common Stock consisting of: (A) 48,373 shares of Common Stock, and (B) 6% convertible bonds due January 15, 2012 issued by the Issuer (the "Convertible Bonds"), which are convertible into 127,888 shares of Common Stock.

          (iii) The Offshore Fund beneficially owns Convertible Bonds which are convertible into 3,595,618 shares of Common Stock.

          (iv) The Select Offshore Fund beneficially owns 800,548 shares of Common Stock consisting of: (A) 77,241 shares of Common Stock, and (B) Convertible Bonds which are convertible into 723,307 shares of Common Stock.

          (v) Luxor  Capital  Group,  as the  investment  manager of the Onshore
          Fund, the Select Onshore Fund, the Offshore Fund and the Select Offshore Fund, may be deemed to beneficially own the 4,572,427 shares of Common Stock held by them, and an additional 421,115 shares of Common Stock held in accounts that it separately manages.

          (vi) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by Luxor Capital Group.

          (vii) LCG Holdings may be deemed to be the beneficial owner of the shares of Common Stock held by the Onshore Fund and the Select Onshore Fund.

          (viii) Mr. Leone may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by LCG Holdings.

          (ix) Collectively, the Reporting Persons beneficially own 4,993,542 shares of Common Stock.

     (b)  Percent of Class:

          (i) The Onshore Fund beneficially owns no shares of Common Stock.

          (ii) The Select Onshore Fund's beneficial ownership of 176,261 shares of Common Stock represents 0.2% of all of the outstanding shares of Common Stock.

          (iii) The Offshore Fund's beneficial ownership of 3,595,618 shares of Common Stock represents 4.6% of all of the outstanding shares of Common Stock.

          (iv) The Select Offshore Fund's beneficial ownership of 800,548 shares of Common Stock represents 1.1% of all of the outstanding shares of Common Stock.

          (v) LCG Holdings' beneficial ownership of the 176,261 shares of Common Stock represents 0.2% of all of the outstanding shares of Common Stock.

          (vi) Luxor Capital Group's, Luxor Management's and Mr. Leone's beneficial ownership of 4,993,542 shares of Common Stock represents 6.2% of all of the outstanding shares of Common Stock.

          (vii) Collectively, the Reporting Persons' beneficial ownership of 4,993,542 shares of Common Stock represents 6.2% of all of the outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                Not applicable.

          (ii)  Shared  power to vote or to direct  the vote of shares of Common
                Stock:

                The Select Onshore Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone have shared power to vote or direct the vote of the 176,261 shares of Common Stock held by the Select Onshore Fund.

                The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 3,595,618 shares of Common Stock held by the Offshore Fund.

                The Select Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 800,548 shares of Common Stock held by the Select Offshore Fund.

                Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 421,115 shares of Common Stock beneficially owned by Luxor Capital Group through the separate accounts it manages.

          (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

                Not applicable.

          (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

                The Select Onshore Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone have shared power to dispose or direct the disposition of the 176,261 shares of Common Stock beneficially held by Select.

                The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 3,595,618 shares of Common Stock held by the Offshore Fund.

                The Select Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 800,548 shares of Common Stock held by the Select Offshore Fund.

                Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 421,115 shares of Common Stock beneficially owned by Luxor Capital Group through the separate accounts it manages.

ITEM 10.        CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 14, 2006

                  LUXOR CAPITAL PARTNERS, LP
                  By: LCG Holdings, LLC, as General Partner


                      By: /s/ Elena Cimador
                          -----------------
                              Elena Cimador,
                              CFO


                  LCG SELECT, LLC
                  By: LCG Holdings, LLC, as Managing Member


                      By: /s/ Elena Cimador
                          -----------------
                              Elena Cimador,
                              CFO

                  LUXOR CAPITAL PARTNERS OFFSHORE, LTD.


                  By: /s/ Elena Cimador
                      -----------------
                          Elena Cimador,
                          CFO


                  LCG SELECT, OFFSHORE, LTD.


                  By: /s/ Elena Cimador
                      -----------------
                          Elena Cimador,
                              CFO


                  LUXOR CAPITAL GROUP, LP
                  By: Luxor Management, LLC, as General Partner


                      By: /s/ Elena Cimador
                          -----------------
                              Elena Cimador,
                              CFO


                  LCG HOLDINGS, LLC


                  By: /s/ Elena Cimador
                      -----------------
                          Elena Cimador,
                          CFO


                  LUXOR MANAGEMENT, LLC

                  By: /s/ Elena Cimador
                      -----------------
                          Elena Cimador,
                          CFO


                  /s/ Elena Cimador
                  -------------------
                      Elena Cimador,
                      as power of Attorney for
                      Christian Leone

                                   EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Endeavour International Corporation dated as of September 6, 2005, as amended, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 14, 2006

                  LUXOR CAPITAL PARTNERS, LP
                  By: LCG Holdings, LLC, as General Partner


                      By: /s/ Elena Cimador
                          -----------------
                              Elena Cimador,
                              CFO


                  LCG SELECT, LLC
                  By: LCG Holdings, LLC, as Managing Member


                      By: /s/ Elena Cimador
                          -----------------
                              Elena Cimador,
                              CFO

                  LUXOR CAPITAL PARTNERS OFFSHORE, LTD.


                  By: /s/ Elena Cimador
                      -----------------
                          Elena Cimador,
                          CFO


                  LCG SELECT, OFFSHORE, LTD.


                  By: /s/ Elena Cimador
                      -----------------
                          Elena Cimador,
                              CFO


                  LUXOR CAPITAL GROUP, LP
                  By: Luxor Management, LLC, as General Partner


                      By: /s/ Elena Cimador
                          -----------------
                              Elena Cimador,
                              CFO


                  LCG HOLDINGS, LLC


                  By: /s/ Elena Cimador
                      -----------------
                          Elena Cimador,
                          CFO


                  LUXOR MANAGEMENT, LLC

                  By: /s/ Elena Cimador
                      -----------------
                          Elena Cimador,
                          CFO


                  /s/ Elena Cimador
                  -------------------
                      Elena Cimador,
                      as power of Attorney for
                      Christian Leone

                                    EXHIBIT B

Luxor Capital Partners, LP

LCG Select, LLC

Luxor Capital Partners Offshore, Ltd.

LCG Select Offshore, Ltd.

Luxor Capital Group, LP

LCG Holdings, LLC

Luxor Management, LLC

Christian Leone